UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                REII INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   055247 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  DANIEL OLLECH
                               RUA COTOXO 611-CJ63
                         SAO PAULO-SP- BRAZIL- 05021-000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 APRIL 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                          Page 2

                                  SCHEDULE 13D

-----------------------------------
CUSIP NO.           055247 10 0
-----------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Livorno Investments Ltd.               IDENTIFICATION NO. - N/A
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a)  [_]
               (b)  [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          WC
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Luxemburg
--------- ----------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              3,609,850
    NUMBER OF       ------------------------------------------------------------
     SHARES            8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0
      EACH          ------------------------------------------------------------
   REPORTING           9      SOLE DISPOSITIVE POWER
     PERSON         ------------------------------------------------------------
      WITH
                              3,609,850
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,609,850
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [-]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          77.5% (based on 4,655,310 shares of Common Stock issued and outstanding)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

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                                                                          Page 3

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of REII Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Rua Cotoxo 611-cj63, Sao Paulo-SP-Brazil- 05021-000.

ITEM 2. IDENTITY AND BACKGROUND


(a) This statement is being filed by Livorno Investments Ltd., a Luxemburg company (the "Reporting Entity"), and by Daniel Ollech, Maurizio Levi and Jacques Ollech each of whom are directors, and equally own the outstanding shares, of Livorno (the "Shareholders").

(b) The business address of the Reporting Entity and the Shareholders is Rua Cotoxo 611-cj63, Sao Paulo-SP- Brazil- 05021-000.

(c) The Reporting Entity's is a holding company. The Shareholders are owners and officers of Livorno.

(d) Neither the Reporting Entity nor the Shareholders have, during the last five years, been convicted in a criminal proceeding.

(e) Neither the Reporting Entity nor the Shareholders have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Entity is a Luxemburg corporation. Maurizio Levi is a citizen of Israel. Daniel Ollech and Jacques Ollech are citizens of Brazil.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Pursuant to a Stock Purchase Agreement (the "Agreement") dated April 29, 2005 among the Issuer, the Reporting Entity, Una M. Ricketts and Karen Ricketts, the Reporting Entity acquired 3,609,850 shares of common stock of the Issuer in consideration for $400,000.00 paid by the Reporting Entity from its operating funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Entity entered into the above-described transaction to effect a change in control of the Issuer. The Reporting Entity plans to cause a change in a majority of the members of the Issuer's Board of Directors in connection with the change in control.


         In connection with the change in control of the Issuer, in light of the fact that the Issuer does not currently have any business operations, the Reporting Entity intends on causing the Issuer to increase its authorized capital in order to acquire another business entity utilizing the capital of the Issuer. The other business entity, which is intended to be acquired by the Issuer, is a subsidiary of, and controlled by, the Reporting Entity. Notwithstanding the foregoing, any acquisition by the Issuer will be subject to complete due diligence of the legal, business and financial condition of the entity to be acquired and the execution of fully negotiated acquisition agreements.


         Except as described above, the Reporting Entity has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Entity currently owns 3,609,850 shares of common stock of the Issuer, which represents 77.5% of the Issuer's common stock based on 4,655,310 shares of common stock issued and outstanding as of April 29, 2005.

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                                                                          Page 4


The Reporting Entity has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.


         Except as set out above, neither the Reporting Entity nor the Shareholders have effected any other transaction in any securities of the Issuer in the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Entity or the Shareholders and any other individual or entity, with the exception of the Agreement pursuant to which the Reporting Entity purchased the aforementioned securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Stock Purchase Agreement dated April 29, 2005 (incorporated by reference to the exhibit to the Schedule 13D filed on April 29, 2005).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

Livorno Investments Ltd.

By: /s/ Daniel Ollech
    -----------------------
    Daniel Ollech, Director